Mail Stop 3-09

								May 26, 2005


Michael Lee
President and Chief Executive Officer
AlphaRx, Inc.
200-168 Konrad Crescent
Markham, Ontario, Canada L3R 9T9

	Re:	AlphaRx, Inc.
		Form 10-KSB for the Fiscal Year Ended September 30, 2004 Form 8-K Filed December 16, 2004
		Form 10-QSB for the Quarter Ended December 31, 2004
		File No. 0-30813


Dear Mr. Lee:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB

General

1. Please address the below comments by amending your Form 10-KSB and providing the requested additional information to us within three weeks.


Company Overview, page 3

2. It appears your licensing agreement with Industria Farmaceutica Andromaco for Indaflex and any written agreement you may have with Loblaws Group may be material to your business. Please file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-B, and discuss their material terms, duration, and termination provisions in the body of your filing.

3. We note the market size for orally-administered drugs that utilize drug delivery systems is expected to increase to approximately $50 billion in 2005. Unless you plan to target the markets for all orally-administered drugs that utilize drug delivery systems, you should revise this figure to include only the markets you plan to target.

Product Pipeline, page 5

4. We note you describe the stage of 2.5% Indoflex as "Phase I/II
Planned." Please either justify the characterization of the trial as a Phase I/II trial or revise the characterization to be only Phase I.

5. We note from page 17 that Indoflex has already been approved for marketing in Mexico, yet the table discloses Indoflex`s status only as "Phase I/II Planned." Please revise the table to disclose Indoflex`s and all other products` status in each principal country where they are being developed or sold.

6. Please briefly explain what "Formulation" means in the "Stage" column. Also, please include a brief overview of the development process so investors can better understand each product`s status.

7. It appears the table may be incomplete. Your web site states that a product called the "CoQ10ER Tablet" is already on the market, yet the table does not appear to mention this product. Is it immaterial to your business? If so, please provide us a supplemental analysis explaining in detail how you reached this determination.
Otherwise,
please include a description of this drug.

Patents, Trademarks and Proprietary Rights, page 7

8. We note you have one U.S. patent and three applications, and you have two pending applications in foreign countries. Please describe these patents and applications. Identify the products with which they are associated. State when the issued patent expires, and state the duration of the patents that will be issued upon approval of the applications. Also, identify the foreign countries in which the applications are pending.


Manufacturing, Marketing and Sales, page 8

9. Please identify any material manufacturers you rely upon, for example for production of Flexogan or Indoflex. Also, file your written agreements with these manufacturers, and discuss the material terms of the agreements in the body of your filing.

Government Regulation, page 8

10. Since Indoflex is being sold in Mexico, please describe the Mexican regulatory structure in this section.

Risk Factors

Our success depends upon our ability to protect our intellectual property rights, page 12

11. To the extent you are aware that you have any patent being infringed upon or that you have been notified of a third party`s belief that you are infringing on their patent(s), please revise to disclose the situation and potential consequences.

Item 6.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

General, page 17

12. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII -
Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

Please disclose the following information for each of your major research and development projects:

* The current status of the project;
* The costs incurred during each period presented and to date on the project;
* The nature, timing and estimated costs of the efforts necessary to complete the project;
* The anticipated completion dates;
* The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
* The period in which material net cash inflows from significant projects are expected to commence.

To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known.

Board of Directors Committees, page 23

13. Please explicitly state whether your audit committee has a financial expert. See Item 401(e)(1)(i) of Regulation S-B. Also, provide the additional information required by Item 401(e)(1)(ii) or
(iii).

2003 Stock Option Plan, page 24

14. Please include the table required by Item 201(d) of Regulation
S-
B for the 2003 and 2004 Stock Option Plans.

Signatures, page 27

15. Please note that General Instruction C.2 of Form 10-KSB requires the signatures of your CEO, CFO, controller or principal accounting officer, and at least a majority of the board. Each individual`s signature should be accompanied by a caption describing all roles in which the individual is signing. Accordingly, please do the following:

* Include a caption with Mr. Lee`s signature indicating he is the CEO.
* Provide the signature of Mr. Urbanc, your CFO.
* Provide the signature of your controller or principal accounting officer, and include a caption indicating this title. If Mr. Urbanc is the controller or principal accounting officer, include such a caption with his signature.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Research and Development, page F-9

16. We noted your classification of "various legal and professional fees incurred for preparation of patent applications" as research and development expenses. Please tell us how your policy complies with paragraph 10 of SFAS 2, Accounting for Research and Development
Costs.

Note 8. Notes Payable, page F-12

17. We noted that the company converted $375,234 of convertible promissory notes into approximately 3.7 million shares of common stock at $0.10 per share during the year ended September 30, 2004. Additionally we noted that $520,347 of your notes payable is convertible into shares of common stock at a conversion price of $0.10. Please tell us why you did not record a beneficial conversion feature for these notes. Refer to EITF 98-5.

Note 13.  Stock Option Plans, page F-13

18. Please disclose the amount of expense recognized in your Consolidated Statement of Operations related to options granted for services rendered. Additionally, disclose how you determined the fair value of the equity instruments issued.

19. Please provide the disclosures required by paragraph 45 of SFAS
123.

Note 17.  Subsequent Events, page F-16

20. We note that the company issued 500,000 options to consultants on
November 15, 2004.   We did not see any expense or disclosure in
your
Form 10-QSB for the Three Months Ended December 31, 2004. Please tell us and disclose the fair value of the options issued to consultants and the amount recorded as expense, if any.

FORM 10-Q

Condensed Notes to Interim Consolidated Financial Statements

Note 4. Notes Payable, page 7

21. We note that the company converted $520,347 in convertible promissory notes into 5,203,470 shares of common stock plus warrants to purchase 10,406,940 shares of common stock at an exercise price of
$0.30 per share. Please tell us and disclose the fair value of the warrants and how the fair value was computed.

FORM 8-K

22. We note you have contracted with Patheon to manufacture
Indaflex
for clinical trials. Please file this contract as an exhibit in an amended Form 8-K, and discuss its material terms in both the amended
Form 8-K and future periodic filings.

*	*	*

	As appropriate, please amend your Form 10-KSB and Form 8-K in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Todd Sherman at (202) 824-5358 or Kevin Woody at
(202) 942-7332 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 824-5219 or me at (202) 942-1840 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	David M. Pedley and Robert E. Fleu, Esqs.
	Pedley Zielke Gordinier & Pence, PLLC
	2000 Meidinger Tower
	Louisville, Kentucky 40202
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Michael Lee
AlphaRx, Inc.
May 26, 2005
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